EXHIBIT 11
CATERPILLAR INC. AND ITS SUBSIDIARIES COMPUTATIONS OF EARNINGS PER SHARE FOR THE YEARS ENDED DECEMBER 31,
		2002	2001	2000

I.	Net profit for year (millions of dollars) (A):	$798	$805	$1,053

II.	Determination of shares (millions):
	Weighted average number of common shares outstanding (B)	344.0	343.3	346.8
	Shares issuable on exercise of stock options, net of shares assumed
	to be purchased out of proceeds at average market price	2.9	3.8	2.1

	Average common shares outstanding for fully diluted computation (C)	346.9	347.1	348.9

III.	Profit per share of common stock:
	Assuming no dilution (A/B)	$2.32	$2.35	$3.04
	Assuming full dilution (A/C)	$2.30	$2.32	$3.02